UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.	Press release issued by ABB Ltd dated January 27, 2011.

Press Release

ABB completes acquisition of Baldor Electric Company

Zurich, Switzerland, January 27, 2011 — ABB Ltd (NYSE: ABB), the leading power and automation technology group today announced that is has completed its acquisition of Baldor Electric Company (NYSE: BEZ), a North American leader in industrial motors. The transaction, which was originally announced on November 30, 2010, was valued at $4.2 billion, including $1.1 billion of net debt.

The acquisition of Baldor advances ABB’s strategy to become a leader in the North American industrial motors business and a global leader for movement and control in industrial applications. The combination provides an even stronger growth platform from which ABB can increase its penetration of North American markets by building on Baldor’s strong presence while at the same time facilitating the sale of Baldor’s products globally through ABB’s worldwide distribution network. The addition of Baldor’s around 6,800 North American employees brings the number of ABB’s employees in North America to approximately 17,000.

Baldor’s leadership in high-efficiency industrial electric motors positions ABB to benefit from a projected 10-15 percent growth in this business in the US in 2011 as a result of new energy regulations that were implemented in December 2010. Similar regulations mandating higher electric motor efficiency are being implemented in numerous countries around the world beginning this year that also will benefit sales of Baldor products.

Ron Tucker, Baldor’s President and CEO, will be responsible for running Baldor, including its mechanical power transmission products business, as well as ABB’s North American motor and generator business. These businesses will be headquartered in Fort Smith, Arkansas, USA, which is Baldor’s current headquarters location. Baldor’s former Chairman and CEO, John McFarland, will remain with the Company to support a successful integration.

“Today marks a significant step forward in ABB’s strategy to become the global leader in the industrial motion market,” said Joe Hogan, ABB’s CEO. “Baldor has built an excellent reputation through its focus on innovation, quality and service, and we look forward to working together with the Baldor team to deliver solutions that support our customers and deliver on this excellent combination.”

Ulrich Spiesshofer, ABB Executive Committee member responsible for the Discrete Automation and Motion division of which Baldor is now a part, said, “From this point forward we will be working to unleash the full potential of this strategic combination. Together we have an excellent opportunity to serve our customers even better and to build a stronger business than it would be possible to do as separate companies. I am confident that the knowledge, experience and determination of people in both organizations will result in a strong, cohesive team focused on delivering exceptional products and services to our customers in North America while opening new growth opportunities around the world.”

“ABB is world renowned for the quality of its products, the skill of its people and the vision of its leaders. We are joining an absolutely top-tier organization with the reach and resources to significantly extend the Baldor brand. As part of ABB’s global family, Baldor has a bright future ahead,” said Ron Tucker.

In connection with the completion of the transaction, Baldor shares have ceased trading on the New York Stock Exchange.

Citi served as financial advisor to ABB in connection with the transaction and as the dealer-manager for the tender offer. Kirkland & Ellis LLP and Jones Day acted as legal counsel to ABB. UBS Financial Services served as financial advisor to Baldor in connection with the transactions, and Gibson, Dunn & Crutcher LLP and Thompson Coburn LLP acted as legal counsel to Baldor.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

Important notice about forward-looking information

This press release contains “forward-looking statements,” including statements regarding ABB’s expectations.  Such forward-looking statements are based on current expectations and are subject to inherent risks and uncertainties, including events and factors that could delay or change any of them or could cause actual outcomes and results to differ materially from current expectations and such statements. No forward-looking statement can be guaranteed. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information please contact:

ABB Media Relations:	ABB Investor Relations:
Thomas Schmidt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: January 28, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance